SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934



                        GENISYS RESERVATION SYSTEMS, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE .0001 PER SHARE
                         (Title of Class of Securities)



                                    372299107
                                 (CUSIP Number)


                                  Irwin D. Rowe
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10006
                                 (212) 425-0400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 30, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Thomas L. Kempner and William A. Perlmuth, Ttes. u/w C.M. Loeb f/b/o Thomas L. Kempner

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]

                                                          (b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         606,187 shares assuming full conversion of convertible notes and preferred stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         606,187 shares assuming full conversion of convertible notes and preferred stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         606,187 shares assuming full conversion of convertible notes and preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         11.9%

14.     TYPE OF REPORTING PERSON:
         OO


CUSIP No.: 372299107

1.     NAME OF REPORTING PERSON:

         Warren D. Bagatelle

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]

(b)  [  ]
3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         278,087 shares assuming full conversion of convertible notes and preferred stock

8.     SHARED VOTING POWER:

          24,642 shares assuming full conversions of convertible notes and preferred stock

9.     SOLE DISPOSITIVE POWER:

         278,087 shares assuming full conversion of convertible notes and preferred stock

10.   SHARED DISPOSITIVE POWER:

              24,642 shares assuming full conversions of convertible notes and preferred stock

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         302,711 shares assuming full conversion of convertible notes and preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         6.0%

14.     TYPE OF REPORTING PERSON:
         IN


CUSIP No.: 372299107

1.     NAME OF REPORTING PERSON:

         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]

(b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         24,624 shares assuming full conversion of convertible notes and preferred stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         24,624 shares assuming full conversion of convertible notes and preferred stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         24,624 shares assuming full conversion of convertible notes and preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.5%

14.     TYPE OF REPORTING PERSON:
         PN



CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Loeb Partners Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]

(b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         62,109 shares assuming full conversion of convertible notes.

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         62,109 shares assuming full conversion of convertible notes.

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         62,109 shares assuming full conversion of convertible notes.

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.2%

14.     TYPE OF REPORTING PERSON:
         CO  BD

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         Loeb Holding Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [ X]

(b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:    WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:

         98,824 shares assuming full conversion of convertible preferred stock

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:

         98,824 shares assuming full conversion of convertible preferred stock

10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         98,824 shares assuming full conversion of convertible preferred stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.9%

14.     TYPE OF REPORTING PERSON:
         CO

This Amendment No. 4 reflects the convertibility of, and the conversion of, certain Notes.

Item 1.           Security and Issuer.

This statement refers to the Common Stock of Genisys Reservations Systems, Inc. (the "Company"), 2401 Morris Avenue, Union, New Jersey, 07083. Lawrence Burk is its President.

Item 2.           Identity and Background.

(a) The names of the persons filing this statement are: Thomas L. Kempner and William A. Perlmuth, Ttes. U/W C.M. Loeb F/B/O Thomas L. Kempner Warren D. Bagatelle HSB Capital Loeb Partners Corporation Loeb Holding Corporation

(b) The business address of the persons filing this statement is 61 Broadway, New York, New York, 10006.

(c)Thomas L. Kempner is Chief Executive Officer ofLoeb Partners Corporation a registered broker/dealer, and Chief Executive Officer and controlling stockholder of its parent, Loeb Holding Corporation. Loeb Partners Corporation is a wholly owned subsidiary of Loeb Holding Corporation. William A. Perlmuth is of counsel to Stroock & Stroock & Lavan,180 Maiden Lane New York, New York, 10038, a law firm. Warren D. Bagatelle is a managing director of Loeb Partners Corporation and he is Chairman and a director of the Issuer. He is a partner of HSB Capital. Charles E. Roden is a partner of HSB Capital. He is a managing director of Josepthal, Lyon & Ross. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Irwin D. Rowe is an Executive Vice President and a director, and Norman N. Mintz is Vice President and a director of Loeb Partners Corporation. Messrs. Kempner, Rowe and Mintz and Robert Krones and Edward E. Matthews are directors of Loeb Holding Corporation.



(d) and (e) None of the individuals named during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the individuals names are United States citizens. Loeb Partners Corporation is a Delaware corporation. Loeb Holding Corporation is a Maryland corporation.

Item 3.           Source and Amount of Funds.

                  No change.

Item 4.           Purpose of Transaction.

                  No change.

Item 5.  Interest in Securities of the Issuer.

(a) As of March 31, 1998, shares of the Common Stock and Series A Preferred Stock of the Company and Convertible Notes of the Issuer were beneficially owned as follows:
                           Shares of     Shares of           Principal Amount of
                         Common Stock    Preferred Stock*    Notes**   Notes***

Trust FBO Thomas L. Kempner 275,305      84,705              $16,875   $320,625

Warren D. Bagatelle         133,229      37,082                7,388    140,363

HSB Capital                  11,389       3,388                  675     12,825

Loeb Partners Corporation    42,109        ----                1,875      ----

Loeb Holding Corporation      ----         ----                 ----     210,000

*      Convertible into Common Stock, share for share.
**     Convertible into 286,005 shares of Common Stock in the aggregate.
***    Convertible into Series A Preferred Stock at $2.125 per share.

       The Company currently has 4,355,594 shares of Common Stock outstanding.

Assuming conversion of all Convertible Notes and Series A Preferred Stock, the persons named in answer to Item 2(a) hereof would own an aggregate of 1,069,831 shares of Common Stock, constituting 21.0% of the 5,090,888 shares of Common Stock which would then be outstanding, assuming such conversion.

(b) See the answer to Item 2 hereof.

(c) Shares of Series A Preferred Stock of the Company were issued as of March 30, 1998 on conversion of notes as follows:

                               Principal Amount of
                              Notes Converted            Shares

Trust F/B/O Thomas L. Kempner  $180,000                   84,705

Warren D. Bagatelle              78,800                   37,082

HSB Capital                       7,200                          3,388

(d) and (e). Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
                  Securities of the Issuer.

As of March 10, 1998 $712,500 aggregate principal amount of the Company's promissory notes were made convertible into shares of the Company's Series A Preferred Stock at $2.125 per share. The Series A Preferred Stock is convertible share for share into Common Stock. As of March 30, 1998, $400,000 principal amount of such notes, in the aggregate, were converted into 188,235 shares of Series A Preferred Stock. See Item 5(c) as to the shares issued to the persons filing this statement.

Item 7.  Material Filed as Exhibits.

No change.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 22, 1998

                                            Thomas L. Kempner and William A.
                                            Perlmuth, Ttes. U/W C.M. Loeb F/B/O
                                            Thomas L. Kempner


                                            By:_____________________________
                                                 Thomas L. Kempner, Trustee



                                            By:_____________________________
                                                 Warren D. Bagatelle


                                            HSB Capital


                                            By:_____________________________
                                                   Warren D. Bagatelle, Partner


                                            Loeb Partners Corporation


                                            By:_____________________________
                                                  Thomas L. Kempner,
                                                  Chief Executive Officer

                                            Loeb Holding Corporation


                                            By:_____________________________
                                                  Thomas L. Kempner
                                                  Chief Executive Officer